Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Cowen and Company, LLC

599 Lexington Avenue

New York, N.Y. 10022

March 18, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
James Rosenberg, Senior Assistant Chief Accountant
Alla Berenshteyn, Staff Attorney
Vanessa Robertson, Staff Accountant

Re:	Corvus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration No. 333-208850

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Corvus Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on March 22, 2016, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such registration statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 10, 2016:

(i)	Dates of distribution: March 10, 2016 through the date hereof
(ii)	Number of prospective underwriters to which the Preliminary Prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors and/or dealers: approximately 1,907
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 103

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
COWEN AND COMPANY, LLC
Acting severally on behalf of themselves and the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Scott Palkoski
Name: Scott Palkoski
Title: Director

By:	COWEN AND COMPANY, LLC

By:	/s/ George J. Milstein
Name: George J. Milstein
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]